Exhibit 99.4
Satyam Computer Services Limited
Description of Business
Satyam Computer Services Limited is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Statement on Significant Accounting Policies
a)	Basis of Presentation
The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.
b)	Use of Estimates
The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period/year. Actual results could differ from those estimates.
c)	Revenue Recognition
Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the period/year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.
d)	Fixed Assets
Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the period/year of acquisition.

The cost of and the accumulated depreciation of fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Capital work in progress
Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

e)	Investments
f)	Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost and market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.
g)	Foreign Currency Translation

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures as those of head office.

Gain or loss on forward exchange contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account of the period/year.

Gain/Loss on settlement of transaction arising on cancellation or renewal of a forward exchange contract is recognized as income or as expense of the period / year.

Pursuant to ICAI Announcement “Accounting for Derivatives” on the early adoption of Accounting Standard AS 30 “Financial Instruments: Recognisation and Measurement”, the Company has early adopted the standard for the year under review, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.
h)	Employee Benefits

i)	Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for gratuity and leave encashment in accordance with the requirements of revised Accounting Standard — 15 “Employee Benefits” based on actuarial valuation carried out as at the balance sheet date.

j)	Taxes on Income

Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the period / year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

k)	Earnings per Share

l)	The earnings considered in ascertaining the Company’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the period / year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the period / year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

m)	Associate Stock Option Scheme

n)	Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The employee stock option outstanding is shown under Reserves and Surplus.

o)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

Balance Sheet
Rs. in Crores

	Schedule	As at	As at
	Reference	31.03.2008	31.03.2007

I. Sources of Funds :

1. Shareholders’ Funds
(a) Share Capital	1	134.10	133.44
(b) Share application money, pending allotment		1.83	7.85
(c) Reserves and Surplus	2	7,221.71	5,648.07
		7,357.64	5,789.36

2. Loan Funds
(a) Secured Loans	3	23.67	13.79
		7,381.31	5,803.15

II. Application of Funds :

1. Fixed Assets	4
(a) Gross Block		1,486.53	1,280.40
(b) Less: Depreciation / Amortisation		1,062.04	930.45
(c) Net Block		424.49	349.95
(d) Capital Work in Progress		458.63	290.05
		883.12	640.00

2. Investments	5	493.80	201.15

3. Deferred Tax Assets (net)	6	87.65	43.36

4. Current Assets, Loans and Advances
(a) Sundry Debtors	7	2,223.41	1,649.86
(b) Cash and Bank Balances	8	4,461.68	3,959.82
(c) Other Current Assets		272.45	64.83
— Interest Accrued on Fixed Deposits
(d) Loans and Advances	9	400.20	261.75
		7,357.74	5,936.26

Less: Current Liabilities and Provisions
(a) Liabilities	10	890.72	597.17
(b) Provisions	11	550.28	420.45
		1,441.00	1,017.62
Net Current Assets		5,916.74	4,918.64

		7,381.31	5,803.15

Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to	for and on behalf of the Board of Directors
in our report of even date.

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director & Sr. Vice	Global Head (Corp.
	President — Finance	Governance) &
Company
Secretary

Place : Secunderabad		Place : Secunderabad
Date : April 21, 2008		Date : April 21, 2008

Profit and Loss Account
Rs. in Crores

		For the	For the
	Schedule	Year Ended	Year Ended
	Reference	31.03.2008	31.03.2007

Income
Services
— Exports		7,889.18	5,961.06
— Domestic		248.10	267.41
Other Income	12	257.20	181.61

		8,394.48	6,410.08

Expenditure

Personnel Expenses	13	5,045.54	3,706.04
Operating and Administration Expenses	14	1,263.20	993.31
Financial Expenses		5.94	7.61
Depreciation		137.94	129.89

		6,452.62	4,836.85

Profit Before Taxation		1,941.86	1,573.23

Provision for Taxation — Current		254.86	168.15
— Fringe Benefit		15.54	12.06
— Deferred		(44.28)	(30.21)

Profit After Taxation		1,715.74	1,423.23
Add: Balance brought forward from previous year		3,848.32	2,836.81
Less: Residual dividend and additional dividend tax		0.37	(0.56)

Profit Available for Appropriation		5,563.69	4,260.60

Appropriations :
Interim Dividend @ Re. 1.00 per Equity Share of Rs. 2.00 each (2007 — Rs. 1.00 per Equity Share)		66.88	65.61
Final Dividend @ Rs. 2.50 per Equity Share of Rs. 2 each (2007 — Rs. 2.50 per Equity Share)		167.64	166.80
Tax on distributed profits		39.86	37.55
Transfer to General Reserve		171.60	142.32

Balance carried to Balance Sheet		5,117.71	3,848.32

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		25.66	21.73
Diluted		25.12	21.25

No. of Shares used in computing Earnings Per Share
Basic		668,673,978	654,853,959
Diluted		683,138,400	669,705,425
Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date.	for and on behalf of the Board of Directors

Srinivas Talluri	B.Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director & Sr. Vice	Global Head (Corp.
	President — Finance	Governance) & Company
Secretary

Place : Secunderabad		Place : Secunderabad
Date : April 21, 2008		Date : April 21, 2008

Schedules annexed to and forming part of the Balance Sheet
Rs. in Crores

		As at	As at
		31.03.2008	31.03.2007

1.	Share Capital
	Authorised :

	800,000,000 Equity Shares of Rs. 2 each	160.00	160.00

	Issued and Subscribed :
	670,479,293 (March 31, 2007 — 667,196,009) Equity Shares of Rs. 2 each fully paid-up	134.10	133.44

	Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up for consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

	468,289,738 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company

	130,490,460 (2007—130,209,472 ) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company representing 65,245,230 (2007—65,104,736) American Depository Shares

41,263,404 (2007—38,116,009 ) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan — B (ASOP-B) and Associate Stock Option Plan — ADS (ASOP-ADS)

	15,440 (2007—Nil ) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company representing 7,720 (2007—Nil) Restricted Stock Units (ADS)

	120,449 (2007—Nil ) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Restricted Stock Units (ASOP)

2.	Reserves and Surplus

	Share Premium Account
	As at April 1	1,321.18	1,028.63
	Add: Received on account of issue of ASOP-B and ASOP-ADS*	66.57	292.55
	Less:Utilised during the year*	19.18	—

		1,368.57	1,321.18

	[* Refer note (n) of schedule 15]

Rs. in Crores

		As at	As at
		31.03.2008	31.03.2007

	General Reserve
	As at April 1	462.10	402.79
	Add: Transfer from the Profit and Loss Account	171.60	142.32

		633.70	545.11
	Less: Provision for leave encashment (Refer note (m) of Schedule 15)	—	17.47
	Less: Utilised on issue of bonus shares (Refer note (j) of Schedule 15)	—	65.54

		633.70	462.10

	Employee Stock Options
	Employee Stock Options Outstanding	181.71	180.61
	Less: Deferred Employee Compensation	79.98	164.14

		101.73	16.47

	Balance in Profit and Loss Account	5,117.71	3,848.32

		7,221.71	5,648.07

3.	Secured Loans
	Vehicle Loans	23.67	13.79

Schedules annexed to and forming part of the Balance Sheet

4. Fixed Assets									Rs. in Crores

		GROSS BLOCK				DEPRECIATION /AMORTISATION				NET BLOCK
	DESCRIPTION	As at 01.04.2007	Additions	Deletions	As at 31.03.2008	As at 01.04.2007	For the year	On Deletions	As at 31.03.2008	As at 31.03.2008	As at 31.03.2007

1.	Land & Land Development
	—Freehold*	38.24	—	—	38.24	—	—	—	—	38.24	38.24
	—Leasehold	8.13	0.64	—	8.77	0.03	0.01	—	0.04	8.73	8.10

2.	Buildings**	101.76	15.46	—	117.22	16.84	4.11	—	20.95	96.27	84.92

3.	Plant and Machinery (Including Computers and Software)	873.32	136.15	1.93	1,007.54	733.63	100.41	1.76	832.28	175.26	139.69

4.	Office Equipment	25.99	8.04	—	34.03	17.01	4.04	—	21.05	12.98	8.98

5.	Furniture, Fixtures and Interiors	194.90	32.03	0.10	226.83	146.41	20.34	0.10	166.65	60.18	48.49

6.	Vehicles	38.06	22.94	7.10	53.90	16.53	9.03	4.49	21.07	32.83	21.53

	Total	1,280.40	215.26	9.13	1,486.53	930.45	137.94	6.35	1,062.04	424.49	349.95
	As at 31.03.2007	1,153.16	132.57	5.33	1,280.40	803.74	129.89	3.18	930.45	349.95	—

*	Includes Rs. 12.24 crores (2007—Rs.12.24 crores ) in respect of which deed of conveyance is pending.
**	Includes Rs.38.85 crores (2007—Rs.38.85 crores ) constructed on leasehold land.

Schedules annexed to and forming part of the Balance Sheet

			Rs. in Crores
	As at		As at
	31.03.2008		31.03.2007

5. Investments

Long Term-At Cost

i) Trade (Unquoted)

Satyam Venture Engineering Services Private Limited
3,544,480 Shares of Rs. 10 each, fully paid-up		3.54		3.54

CA Satyam ASP Private Limited
7,168,995 Equity Shares of Rs. 10 each, fully paid-up		7.17		7.17

Intouch Technologies Limited
833,333 Shares of 20 US cents each, fully paid-up	10.90		10.90
Less : Provision for diminution	10.90	—	10.90	—

Medbiquitious Services Inc.,
334,000 Shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up	1.57		1.57
Less : Provision for diminution	1.57	—	1.57	—

Avante Global LLC.,	—		—
577,917 class ‘A’ units representing a total value of US Dollars 540,750	2.54		2.54
Less : Provision for diminution	2.54	—	2.54	—

Jasdic Park Company
480 Shares of J Yen 50,000 each, fully paid-up	0.75		0.75
Less : Received on liquidation	0.26		0.26
Less : Provision for diminution	0.49	—	0.49	—

	—		—

Investments in subsidiary companies

Satyam Technologies Inc.,
100,000 Common Stock of 1 US cent each, fully paid-up		20.22		20.22

Satyam BPO Limited (formerly known as Nipuna Services Ltd)
(Refer note d (iii) of Schedule 15)
33,104,319 (2007 — 18,268,000) Equity Shares of Rs. 10 each, fully paid-up		273.46		18.27

Satyam Computer Services (Shanghai) Co. Limited$$		35.02		25.75
(Additional subscription during the year)

			Rs. in Crores
	As at		As at
	31.03.2008		31.03.2007
Satyam Computer Services (Nanjing) Co. Limited$$		7.94		—
(Subscribed during the year)

Nitor Global Solutions Limited		12.17		—
(700 “A” shares of GBP 1.00 each fully paid-up,
300 “B” shares of GBP 1.00 each fully paid-up) (Acquired during the year)

Satyam Computer Services (Egypt) S.A.E		1.05		—
(10,500 Nominal shares of USD 100 each partly paid-up)
(Subscribed during the year)

Citisoft Plc
(Refer note d (i) of Schedule 15)
11,241,000 Ordinary Shares of 0.01 GBP each, fully paid up		114.63		111.56

Knowledge Dynamics Pte Ltd
(Refer note d (ii) of Schedule 15)
10,000,000 Ordinary Shares of 0.01 SGD each, fully paid up		18.60		14.64

Satyam (Europe) Limited
1,000,000 Equity Shares of 1 GBP each, fully paid-up	6.98		6.98
Less: Provision for losses	6.98	—	6.98	—

Satyam Japan KK
200 Common Stock of J Yen 50,000 each, fully paid-up	0.42		0.42
Less: Provision for losses	0.42	—	0.42	—

Satyam Asia Pte Limited
400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up	1.03		1.03
Less: Provision for losses	1.03	—	1.03	—

Dr. Millennium, Inc.,
710,000 Common Stock of 1 US Dollar each , fully paid-up	3.09		3.09
Less : Received on account of reduction of Share Capital	2.99		2.99
Less: Provision for losses	0.10	—	0.10	—

	—		—

Vision Compass, Inc.	—		—
425,000,000 Common Stock of 1 US Cent each, fully paid-up	89.94		89.94
Less : Provision for diminution	89.94	—	89.94	—

			Rs. in Crores
	As at		As at
	31.03.2008		31.03.2007
Satyam IdeaEdge Technologies Private Limited
10,000 Equity Shares of Rs. 10 each, fully paid-up	0.01		0.01
Less : Provision for diminution	0.01	—	0.01	—

ii) Non Trade (Unquoted)

National Savings Certificates, VIII Series (Lodged as security with government authorities)

		493.80		201.15

$$	Investment is not denominated in number of shares as per laws of the People’s Republic of China.

Schedules annexed to and forming part of the Balance Sheet

Rs. in Crores

		As at	As at
		31.03.2008	31.03.2007

6.	Deferred Tax Assets (net)
	Debtors — Provision for doubtful debts	13.28	11.83
	Advances — Provision for doubtful advances	1.45	1.43
	Fixed Assets — Depreciation	(5.74)	(24.13)
	Others — Retirement Benefits etc.	78.66	54.23

		87.65	43.36

7.	Sundry Debtors (Unsecured)
	Considered good *
	(a) Over six months old	61.60	23.79
	(b) Other debts	2,161.81	1,626.07

		2,223.41	1,649.86
	Considered doubtful **	141.97	117.26

		2,365.38	1,767.12
	Less: Provision for doubtful debts **	141.97	117.26

		2,223.41	1,649.86

*	Debtors include dues from subsidiaries Rs.34.30 crores (2007—Rs.4.15 crores ) and Unbilled revenue Rs. 276.39 crores (2007— Rs.158.18 crores)

**	Includes dues from subsidiaries Rs. 18.89 crores (2007—Rs.18.89 crores )

8.	Cash and Bank Balances

	Cash on hand	0.04	0.04
	Balances with Scheduled Banks
	— On Current Accounts	956.29	415.18
	— On Deposit Accounts	3,317.70	3,365.82
	Unclaimed Dividend Accounts	6.99	6.33
	Balances with Non-Scheduled Banks*
	— On Current Accounts	179.78	171.61
	— On Deposit Accounts	0.88	0.84

		4,461.68	3,959.82

*	Refer note (g) of Schedule 15

9.	Loans and Advances
	(Considered good unless otherwise stated)
	Secured — Loans	0.02	0.04
	Unsecured — Advances recoverable in cash or in kind or
	for value to be received*	261.94	182.28
	— Deposits	138.24	79.43
	Considered doubtful — Advances **	75.98	71.33

		476.18	333.08

	Less: Provision for doubtful Advances **	75.98	71.33

		400.20	261.75

*	Includes advances and share application money to subsidiaries Rs. 20.19 crores (2007— Rs.44.96 crores )

**	Includes due from subsidiaries Rs.48.12 crores (2007—Rs.48.12 crores)

Rs. in Crores

		As at	As at
		31.03.2008	31.03.2007

10.	Liabilities
	Sundry Creditors
	— Dues to micro enterprises and small enterprises	—	—
	— Dues to other than micro enterprises and small enterprises	651.69	443.33

		651.69	443.33
	Advances from Customers	1.23	1.23
	Unearned Revenue	132.80	87.52
	Investor Education Protection Fund shall be credited by the following amounts — Unclaimed Dividends	6.99	6.33
	Other Liabilities	98.01	58.76

		890.72	597.17

11.	Provisions
	Provision for Taxation (less payments)	122.72	64.20
	Proposed Dividend (including tax thereon)	196.13	195.15
	Provision for Gratuity and Leave Encashment	231.43	161.10

		550.28	420.45

Schedules forming part of the Profit and Loss Account

Rs. in Crores

		For the	For the
		Year Ended	Year Ended
		31.03.2008	31.03.2007

12.	Other Income
	Interest on deposits and advances — Gross	270.01	165.77
	{Tax Deducted at Source Rs. 61.04 crores}
	(2007 — Rs. 37.10 crores)
	Gain/(Loss) on exchange fluctuations (net)	(20.67)	13.54
	Miscellaneous income	7.86	2.30

		257.20	181.61

13.	Personnel Expenses
	Salaries and bonus	4,596.17	3,425.89
	Contribution to provident and other funds	342.64	248.22
	Staff welfare expenses	21.47	15.94
	Employee stock compensation expense	85.26	15.99

		5,045.54	3,706.04

14.	Operating and Administration Expenses
	Rent	126.00	88.07
	Rates and taxes	26.79	24.46
	Insurance	15.74	16.52
	Travelling and conveyance	460.76	367.57
	Communication	81.52	64.32
	Printing and stationery	8.25	8.10
	Power and fuel	47.04	34.68
	Advertising	5.05	3.24
	Marketing expenses	82.46	59.63
	Repairs and maintenance
	— Buildings	3.67	2.69
	— Machinery	20.68	14.45
	— Others	29.84	27.00
	Security services	7.93	4.97
	Legal and professional charges	181.19	139.48
	Provision for doubtful debts and advances	30.82	19.33
	Loss on sale of Fixed Assets (net)	1.77	0.79
	Directors’ sitting fees	0.05	0.04
	Auditors’ remuneration	3.73	3.67
	Donations and contributions	6.68	3.62
	Subscriptions	5.09	3.13
	Training and development	34.49	22.35
	Research and development	1.51	1.29
	Software charges	16.07	20.22
	Managerial remuneration
	— Salaries	3.89	1.66
	— Commission	0.35	0.35
	— Contribution to P.F.	0.04	0.04
	— Others	0.28	0.22

Rs. in Crores

	For the	For the
	Year Ended	Year Ended
	31.03.2008	31.03.2007

Visa charges	42.29	44.47
Miscellaneous expenses	19.22	16.95

	1,263.20	993.31

15.	Notes to Accounts

(a)	Associate Stock Option Plans
i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).

In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii.	Scheme established after SEBI Guidelines on Stock Options.

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 83,454,280 equity shares of Rs. 2 each were earmarked. These warrants vest over a period of 2-4 years from the date of the grant. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 15,641,127 equity shares of Rs. 2 each were outstanding as at March 31, 2008 (2007 — 19,976,210).

Changes in number of options outstanding were as follows:

	Year ended March 31,
Options	2008	2007

At the beginning of the year	19,976,210	45,605,388
Granted	—	—
Exercised	(2,866,407)	(17,448,659)
Cancelled	(1,424,297)	(8,180,519)
Lapsed	(44,379)	—
At the end of the year	15,641,127	19,976,210
iii.	Associate Stock Option Plan (ADS)

The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 5,149,330 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 1,283,118 ADS (2007 — 1,461,064) representing 2,566,236 equity shares of Rs.2 each were outstanding as at March 31, 2008 (2007 — 2,922,128).

Changes in number of options outstanding were as follows:

	Year ended March 31,
Options	2008	2007

At the beginning of the year	1,461,064	1,991,342
Granted	—	20,000
Exercised	(140,494)	(424,136)
Cancelled	(36,712)	(126,142)
Lapsed	(740)	—
At the end of the year	1,283,118	1,461,064

iv.	Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)

The Company has established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)” to be administered by the Administrator of the ASOP — RSUs, a committee appointed by the Board of Directors of the Company. Under the scheme 13,000,000 equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Accordingly, options (net of cancellations) for a total number of 3,150,202 ASOP-RSUs equity shares of Rs. 2 each were outstanding as at March 31, 2008 (2007 — 3,293,140).

	Year ended March 31,
Options	2008	2007

At the beginning of the year	3,293,140	—
Granted	159,000	3,293,140
Exercised	(120,449)	—
Cancelled	(181,489)	—
At the end of the year	3,150,202	3,293,140
v.	Associate Stock Option Plan — RSUs (ADS) (ASOP — RSUs (ADS))

The Company has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 13,000,000 equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Accordingly, options (net of cancellation) for a total number of 249,715 ADS (2007 — 236,620) representing 499,430 equity shares of Rs. 2 each were outstanding as at March 31, 2008 (2007 — 473,240).

	Year ended March 31,
Options	2008	2007

At the beginning of the year	236,620	—
Granted	43,500	236,620
Exercised	(7,720)	—
Cancelled	(22,685)	—
At the end of the year	249,715	236,620
Pro forma disclosures

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of the Company’s net profit and earnings per share would have been as follows:

		Year ended March 31,
	Particulars	2008	2007

1.	Profit after Taxation
	— As reported (Rs. in crores)	1,715.74	1,423.23
	— Pro forma (Rs. in crores)	1,701.29	1,373.05

2.	Earnings per share:
	Basic
	— No. of shares	668,673,978	654,853,959
	— EPS as reported (Rs.)	25.66	21.73
	— Pro forma EPS (Rs.)	25.44	20.97
	Diluted
	— No. of shares	683,138,400	669,705,425
	— EPS as reported (Rs.)	25.12	21.25
	— Pro forma EPS (Rs.)	24.90	20.50

The following assumptions were used for calculation of fair value of grants:

	Year ended March 31,
	2008	2007

Dividend yield (%)	0.78	0.78
Expected volatility (%)	56.64	59.01
Risk-free interest rate (%)	8.00	8.00
Expected term (in years)	2.51	2.46
(b)	Share application money pending allotment

Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money, pending allotment.
(c)	Secured Loans

Vehicles are hypothecated to the Banks as security for the amounts borrowed.
(d)	Investments
i)	During May 2005, the Company acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry, with operating presence in London, Boston and New York.

The Company acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.35 crores (inclusive of acquisition costs), a deferred consideration of Rs. 13.63 crores (equivalent GBP 1.75 million). The company was also required to pay a maximum earn-out consideration amounting to Rs. 18.35 crores (equivalent GBP 2.25 million) based on achievement of targeted revenues and profits and Employee Benefit Trust (EBT) contribution of Rs. 8.00 crores (equivalent GBP 0.9 million).

On June 29, 2006, the Company acquired the remaining 25% shareholding for a consideration of Rs. 27.47 crores (equivalent GBP 3.26 million) and a maximum earn-out consideration of Rs. 28.87 crores (equivalent GBP 3.54 million) based on achievement of targeted revenues and profits and a maximum EBT contribution of Rs. 14.68 crores (equivalent GBP 1.80 million) contingent on Citisoft achieving certain revenue and profit performance targets. The Company paid Rs. 0.65 crores (equivalent GBP 0.08 million) towards EBT contribution in May 2007.

On June 29, 2007, the Company entered into an amendment agreement with the selling shareholders providing for an early exit of the selling shareholders. As per the amendment agreement, an exit consideration of Rs. 14.25 crores (equivalent GBP 1.74 million) and payment towards EBT of Rs. 0.65 crores (equivalent GBP 0.08 million) is payable by the Company in July 2007 upon selling shareholders agreeing for removal of provisions of deferred consideration, maximum earn-out consideration and a portion of payments towards EBT. The exit consideration and EBT contribution payable as per the amended agreement have been paid in July 2007 and the payment has been recognized as cost of investment by the Company.

ii)	During October 2005, the Company acquired Knowledge Dynamics Pte Ltd (KDPL), a leading Data Warehousing and Business Intelligence Solutions provider, with operating presence in Singapore, Malaysia, USA and India.

The Company acquired 100% of the shareholding in KDPL for a consideration of Rs. 14.64 crores (inclusive of acquisition costs). A maximum earn out consideration of Rs. 4.87 crores (Equivalent SGD 1.84 million) is payable on April 30, 2008, based on achievement of targeted revenues and profits.

On July 19 2007, the company entered into an amendment agreement with the selling shareholders of KDPL on agreeing to the terms of the agreement including removal of provisions relating to earn out consideration. As per the amendment agreement, an exit consideration of Rs. 2.97 Crores (Equivalent SGD 1.11 million) has been paid by the company in July 2007. In addition to the exit consideration the company agreed to make a deferred payment of Rs. 0.99 Crores (Equivalent SGD 0.37 million) payable by May 15, 2008. The exit consideration and deferred payment has been recognised as cost of investment by the Company.

Further the Company agreed to make a maximum earn-out payment of Rs. 2.14 crores (Equivalent SGD 0.74 million) on or before May 15, 2008. The actual amount of earn-out payment to be made is based on the revenue of KDPL for the year 2007-08.

iii)	Satyam BPO Limited (formerly known as Nipuna Services Ltd.) (“Satyam BPO”) issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value of Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (“Preference shareholders”) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$ 20 millions). These Preference shares are to be mandatorily converted into such number of equity shares latest by June 2007 or redeemed based on certain provisions in the agreement entered with the preference shareholders relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the preference shareholders based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between the Company, the preference shareholders and Satyam BPO. Out of the total preference shares, 50% of the preference shares of Rs. 45.51 crores (Equivalent US$ 10 million) were redeemable for Rs. 60.10 crores (Equivalent US$ 13.6 million) at the target date on May 21, 2007 and the balance 50% were to be converted into equity shares of Satyam BPO based on the terms of the subscription agreement. The preference shareholders gave Satyam BPO a Notice of Conversion of Preference Shares and in January 2007, 45,505,000 preference shares have been converted into 6,422,267 equity shares of Satyam BPO.

Further as per the SPRA Agreement, the Company agreed to purchase and the preference shareholders agreed to sell these equity shares at an aggregate purchase price based on a formula. If the share purchase closing occurred on or before the share purchase target date (May 21, 2007) then the purchase price would range from a minimum of Rs. 152.57 crores (Equivalent US$ 35 million) to maximum of Rs. 196.16 crores (Equivalent US$ 45 million), however if an acceleration event occurred the purchase price would equal Rs. 196.16 crores (Equivalent US$45 million). If the share purchase closing occurred after the share purchase target date then the purchase price shall not been less than Rs. 152.57 crores (Equivalent US$ 35 million) however if an acceleration event occurred the purchase price shall not been less than Rs. 196.16 crores (Equivalent US$45 million). This was subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. As of March 31, 2007, an acceleration event had occurred. On July 27, 2007 the Company has agreed to pay additional consideration of US$ 1.5 million to the preference shareholders if the share purchase closing occurs after August 07, 2007.

On August 14, 2007, the Company purchased 4,816,750 equity shares of Satyam BPO from Olympus BPO Holdings Ltd for Rs. 141.81 crores (Equivalent US$34.88 million).

On August 14, 2007, the Company subscribed to further 8,055,000 equity shares of Satyam BPO of Rs. 10 each at a premium of Rs. 60 per share aggregating to Rs. 56.39 crores.

The Company also purchased 286,952 equity shares vested and exercised by Satyam BPO employees under the Employee Stock Options plan for Rs.8.47 crores as consideration for the transaction. On December 31, 2007, the Company purchased 1,605,617 equity shares of Satyam BPO from Intel Capital (Cayman) Corporation for Rs.45.94 Crores (equivalent US$11.62 million). The Company has purchased 72,000 equity shares vested and exercised by Satyam BPO employee under the Employee Stock Options plan for Rs. 2.08 crores as consideration for the transaction.

iv)	On October 23, 2007, the Company announced its intention to acquire 100% of the shares of NITOR Global Solutions Ltd, United Kingdom (“Nitor”), a Company specialized in the Infrastructure Management Services (IMS) space. The total consideration for this acquisition is approximately Rs.22.40 crores (equivalent GBP 2.76 million) including a performance-based payment of up to Rs. 10.34 crores (Equivalent GBP 1.3 million) over two years conditional upon specified revenue and profit targets being met.

The Company has paid initial consideration of Rs.12.06 crores (equivalent GBP 1.46 million) on January 04, 2008.

v)	On January 21, 2008, the Company announced its intention of acquiring 100% of the shares of Bridge Strategy Group LLC, (“Bridge”) a Chicago based strategy and general management consulting firm for a total consideration of Rs 139.51 crores (equivalent US$35.0 million) comprising of initial consideration, deferred consideration (non-contingent) and a contingent consideration. The transaction has not consummated as on March 31, 2008.
(e)	Land

The Company acquired 14.93 acres of land at Hyderabad from Andhra Pradesh Industrial Infrastructure Corporation (APIIC) at a rebate for an aggregate purchase consideration of Rs.7.21 crores. Non-compliance with certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.
(f)	Details of advances to subsidiaries are as follows:

Rs. in crores
	Balance as at		Maximum Balance
	March 31,		March 31,
Name of Company	2008	2007	2008	2007

Satyam BPO Limited	16.77	40.73	97.43	45.41
Satyam Technologies Inc.,	0.03	0.03	2.30	1.96
Satyam Computer Services (Shanghai) Co. Ltd.	1.30	1.68	3.43	1.68
Knowledge Dynamics Private Limited	0.18	0.01	0.23	0.05
Satyam Computer Services (Egypt) S A E	1.26	—	1.88	—

(g)	Balances with Non-Scheduled Banks

	Balances		Maximum Balances
	As at March 31,		Year ended March 31,
Name of the Bank	2008	2007	2008	2007

Balances with Non-Scheduled Banks On Current Accounts

Banco Do Brasil, Brasil	1.29	0.60	2.34	1.59

Banque Nationale De Paris, Brussels	1.23	1.80	3.37	5.33

Banque Nationale De Paris, France	2.07	1.88	2.32	4.55

Banque Nationale De Paris, Hague	1.48	2.84	7.64	8.04
Banque Nationale De Paris, Ireland	1.04	1.66	1.68	1.96
Banque Nationale De Paris, Italy	0.64	0.93	1.10	2.95
Banque Nationale De Paris, Saarbruecken	2.16	2.40	10.92	9.78
Banque Nationale De Paris, Spain	0.54	0.60	1.07	1.58
Banque Nationale De Paris, Switzerland	6.97	0.37	12.18	8.98
Banque Nationale De Paris, Saudi Arabia	5.06	0.19	6.23	1.13
Banque Nationale De Paris, Taipei	1.11	2.45	2.88	2.64
Citibank NA, Bangkok	17.54	14.19	19.05	15.64
Citibank NA, Brazil	1.85	—	5.17	—
Citibank NA, Denmark	1.06	0.58	2.10	4.68
Citibank NA, Dubai	0.45	0.08	4.38	2.51
Citibank NA, Hong Kong	0.40	1.56	1.59	1.56
Citibank NA, Hungary	0.53	0.18	0.78	0.55
Citibank NA, Kuala Lumpur	0.13	0.80	3.71	8.44
Citibank NA, London	2.14	2.25	3.06	2.27
Citibank NA, New York	13.25	8.88	55.09	33.03
Citibank NA, New Zealand	1.60	1.37	2.92	2.94
Citibank NA, Seoul	10.05	10.39	12.57	10.70
Citibank NA, Singapore	5.32	3.81	12.46	8.64
Citibank NA, Johannesburg	15.96	2.21	18.20	3.36
Citibank NA, Sydney	45.40	18.66	66.72	25.61
Citibank International Plc, Stockholm	1.06	0.45	1.25	0.60
Citibank NA, Toronto	4.22	2.47	13.30	9.23
Citibank NA, Colombo	4.07	—	4.18	—
New York, Citibank	0.02	—	1.39	—
Dresdner Bank, Saarbruecken	3.65	2.82	6.94	14.73
HSBC Bank Plc, Czech Republic	0.03	—	1.01	—
Hong Kong and Shanghai Banking Corporation, London	10.17	21.08	36.48	50.53
Hong Kong and Shanghai Banking Corporation, Shanghai	0.02	0.02	0.02	0.02
Hong Kong and Shanghai Banking Corporation, Tokyo	10.43	3.83	28.62	14.55
Hong Kong and Shanghai Banking Corporation, Mauritius	0.12	—	0.19	—

Koonmin Bank, Seoul	—	—	0.55	0.12

KSB Bank N V, Brussels	1.22	0.95	7.78	9.63

Mitsui Sumitomo Bank, Tokyo	1.42	0.58	4.95	2.18

UBS Bank, Switzerland	0.08	7.67	8.81	8.97
Unicredit Banca, Italy	0.88	0.57	1.13	3.95

United Bank, Vienna	1.93	39.55	76.13	58.18

Wachovia Bank, New Jersey	1.19	10.94	17.87	73.82

Woori Bank, Korea	—	—	0.60	0.26

	179.78	171.61

On Deposit Accounts
Citibank NA, Hungary	0.88	0.84	0.88	0.84

(h)	Related Party Transactions

The Company had transactions with the following related parties:

Subsidiaries: Citisoft Plc, Citisoft Inc (Subsidiary of Citisoft Plc)., Knowledge Dynamics Pte Ltd, Knowledge Dynamics Private Limited, Knowledge Dynamics USA Inc., Info On Demand SDN BHD@ (Subsidiaries of Knowledge Dynamics Pte Ltd), Satyam BPO Limited, Satyam Computer Services (Shanghai) Co.Ltd, (Satyam Shanghai), Satyam Technologies Inc., Satyam Computer Services (Nanjing) Co., Ltd, Satyam Computer Services (Egypt) S.A.E and Nitor Global Solutions Ltd.

@ceased to be fellow subsidiary w.e.f October 01, 2007

Joint Ventures (JVs): Satyam Venture Engineering Services Private Limited (SVES) and CA Satyam ASP Private Limited.

Others: Satyam Foundation Trust (Enterprises where spouses of certain Whole-time Directors and Key Management Personnel are trustees) and Satyam Associate Trust (Enterprises where some of the Key Management Personnel are trustee)

Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Ram Mynampati (Whole-time Directors), Prof. Krishna G Palepu (Director), D. Subramaniam, V. Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli , Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand, Hetzel Wayne Folden, Joseph J Lagioia, Sreenidhi Sharma and T.S.K Murthy.

Summary of the transactions and balances with the above related parties are as follows:

Transactions:	Rs. in crores
	Year ended March 31,
	2008	2007

Sales:
Subsidiaries	6.66	6.24

Outsourcing Services:
Subsidiaries
—Satyam BPO	62.38	39.80
—Satyam Shanghai	13.36	6.35
—Others	8.00	9.46

JVs

—SVES	36.06	38.89

—Others	0.73	1.12

	120.53	95.62

Other Services:

Subsidiaries	1.42	2.19
JVs	1.99	2.05

	3.41	4.24

Interest Income:
Subsidiaries	0.27	—
JVs	—	0.02

	0.27	0.02

Purchase of Fixed Assets :
Subsidiaries	—	0.02
JVs	0.25	0.89

	0.25	0.91

Investments in:
Subsidiaries	74.64	9.83

Advances to:
Subsidiaries
—Satyam BPO	24.00	52.50
—Others	5.21	4.86
Satyam Associate trust	—	5.00

	29.21	62.36

Contributions to:
Others	4.19	3.48

Balances :

	Rs. in crores
	As at	As at
	March 31, 2008	March 31, 2007

Accounts Receivable:
Subsidiaries*
—Satyam BPO	6.44	2.10
—Satyam Shanghai	2.84	1.58
Others	0.47	0.47

JVs	0.29	0.23

	10.04	4.38

Payables:
Subsidiaries
—Satyam BPO	17.03	25.30
—Satyam Technologies Inc.,	2.14	—
JVs	4.67	11.48
Others	2.85	7.22

	26.69	44.00

Investments:

Subsidiaries*

—Satyam BPO	273.46	—

—Citisoft	114.63	111.56

—Satyam Shanghai	—	25.75

—Satyam Technologies Inc.,	—	20.22

Others	95.00	32.91

JVs	10.71	10.71

	493.80	201.15

Advances and share application money:
Subsidiaries*
—Satyam BPO	16.77	40.73
—Satyam Computer Services (Egypt) S.A.E	2.07	—
Others	1.35	9.95

	20.19	50.68

*	Net of provisions made
Transactions with Directors and Key Management Personnel

Rs. in crores
	Year ended March 31,
	2008	2007

Remuneration to Whole-time Directors	4.56	2.27
Remuneration to Key Managerial Personnel	18.70	19.47
Professional charges to a Director	0.80	0.87
Advances to Key Managerial Personnel	—	1.28
Balances due to / from Directors and Key Management Personnel

Rs. in crores
	Year ended March 31,
	2008	2007

Remuneration Payable to Whole-time Directors	0.23	0.45
Remuneration Payable to Key Management Personnel	1.01	0.80
Advances due from Key Management Personnel	—	0.09
Professional charges payable to a Director	0.20	0.87
Maximum indebtedness from Key Managerial Personnel during the year was Rs. 0.09 crores (2007 — Rs.1.62 crores)

Options granted and outstanding to the Key Management Personnel 1,275,742 {includes 51,850 options granted under ASOP — ADS and 96,000 options granted under ASOP — RSUs (ADS)} (2007 — 1,973,632 {includes 112,163 options granted under ASOP — ADS and 61,500 options granted under ASOP — RSUs (ADS)}).

Options granted and outstanding to a Whole-time Director 1,029,720 {includes 992,220 options granted under ASOP — ADS and 37,500 options granted under ASOP — RSUs (ADS)}; (2007— 1,050,720 {includes 1,025,720 options granted under ASOP — ADS and 50,000 options granted under ASOP — RSUs (ADS)}).

Options granted and outstanding to Non-executive Directors of the Company and its subsidiary 80,000 {includes 35,000 options granted under ASOP — RSUs (ADS)} (2007 — Nil).
(i)	Obligation on long term non-cancelable operating leases

The Company has entered into operating lease agreements for its development centers at offshore, onsite and off sites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in crores
	Year ended March 31,
	2008	2007

Lease rentals (Refer Schedule 14)	126.00	88.07

	As at March 31,
	2008	2007

Obligations on non-cancelable leases:
Not later than one year	68.16	18.62
Later than one year and not later than five years	270.56	14.87
Later than five years	53.03	1.43

Total	391.75	34.92

(j)	Earnings per Share

At the annual general meeting held on August 21, 2006, the shareholders approved a 1:1 bonus issue for all shareholders including the ADS holders i.e. one additional equity share for every one existing share held by the members by utilizing a part of the general reserves. The record date for the bonus issue was October 10, 2006 and shares were allotted on October 11, 2006. All basic and diluted shares used in determining earnings per share for the year ended March 31, 2007 are after considering the effect of bonus issue.

Calculation of EPS (Basic and Diluted):

		Year ended March 31,
S.No	Particulars	2008	2007

Basic
1.	Opening no. of shares	667,196,009	648,899,078
2.	Total Shares outstanding	668,673,978	654,853,959
3.	Profit after Taxation (Rs. in crores)	1,715.74	1,423.23
4.	EPS (Rs.)	25.66	21.73
Diluted
5.	Stock options outstanding	14,464,422	14,851,466
6.	Total shares outstanding (including dilution)	683,138,400	669,705,425
7.	EPS (Rs.)	25.12	21.25
(k)	Commitments and Contingencies
I.	Bank Guarantees outstanding Rs. 102.50 crores (2007 — Rs. 98.56 crores).

II.	Contracts pending execution on capital accounts, net of advances, Rs. 400.65 crores (2007 — Rs. 158.07 crores).

III.	Forward & Option Contracts outstanding Rs. 4,534.46 crores (equivalent US$ 1,133.07 millions) (2007 — Rs. 1,978.98 crores (equivalent US$ 452.63 millions)}. Gain/(Loss) on foreign exchange forward and options contracts which are included under the head Gain/(Loss) on exchange fluctuation in the profit and loss account amounted to Rs. 38.27 crores (2007 — Rs. 26.64 crores}. There are no un-hedged forex exposures.

IV.	Claims against the Company not acknowledged as debts
—	Income tax and Sales tax matters under dispute — Rs. 27.98 crores (2007 — Rs. 22.03 crores).
V.	Contingent consideration payable in respect of acquired subsidiary companies Rs. 12.36 crores (2007 —Rs. 75.65 crores).

VI.	Purchase commitments in respect of subsidiary. (Refer note d (v) of Schedule 15).

VII.	The Company has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to a maximum of Rs. 79.72 crores (2007 — Rs. 87.18 crores) (equivalent US$ 20 million).

VIII.	The Company entered into a joint venture agreement with Venture Global Engineering LLC (“VGE”) to form Satyam Venture Engineering Services Pvt. Ltd (“SVES”) in India. As a result of VGE’s breach of the agreement between the parties, the Company filed a request for arbitration, naming VGE as respondent, with the London Court of International Arbitration (“LCIA”), seeking, among other things, to purchase VGE’s 50% interest in SVES at the agreed upon book value price of the shares. The LCIA Arbitrator issued an Award on April 3, 2006 in favour of the Company which it successfully enforced in the United States District Court in Michigan. During the enforcement proceedings in the US, VGE filed a petition challenging the Award before the District Court, Secunderabad and made an appeal to the High Court of Andhra Pradesh, both of which were rejected. Subsequently, in a special leave petition filed by VGE, the Supreme Court of India set aside the orders of the District Court and the High Court and granted an interim stay of the share transfer portion of the Award. The matter has been remanded back to the District Court, Secunderabad for trial on merits. The Company believes that this will not have an adverse effect on results of operations, financial condition and cash flows.
(l)	The Gratuity Plan

The following table sets forth the status of the Gratuity Plan of the Company, and the amounts recognized in the balance sheet and profit and loss account.

	Rs. in crores
	Year ended March 31,
	2008	2007

Projected benefit obligation at the beginning of the year	47.34	35.08
Current service cost	12.99	8.77
Interest cost	3.44	2.30
Actuarial loss/(gain)	11.81	6.44
Benefits paid	(5.07)	(5.25)

Projected benefit obligation at the end of the year	70.51	47.34

Amounts recognised in the balance sheet
Projected benefit obligation at the end of the year	70.51	47.34
Fair value of plan assets at end of the year	—	—

Funded status of the plans — ( asset )/ liability	70.51	47.34
Liability recognised in the balance sheet	70.51	47.34

Gratuity cost for the year
Current service cost	12.99	8.77
Interest cost	3.44	2.30
Net actuarial (gain)/loss recognised in the year	11.81	6.43

Net gratuity cost	28.24	17.50

Assumptions
Discount rate	7.50%	8.00%
Long-term rate of compensation increase	7.00%	7.00%
(m)	Provision for Leave encashment

Effective April 1, 2006, the Company has adopted the revised accounting standard (AS-15) Employee Benefits. Pursuant to the adoption, the transitional obligations of the Company towards leave encashment amounted to Rs. 26.33 crores. As required by the standard, an amount of Rs. 17.47 crores (net of related deferred tax of Rs. 8.86 crores) has been adjusted against opening balance of general reserve as at April 01, 2006.
(n)	Share Premium

Share premium received during the year in schedule 2 includes Rs 16.79 crores being the Fringe Benefit Tax realised on exercise of Employees Stock Options by the associates. Also the amount paid towards Fringe Benefit Tax is disclosed in the share premium as utilized during the year.
(o)	Subsequent event
i)	S&V Management consulting:

On April 21, 2008, Company announced its intention of acquiring S&V Management Consultants (“S&V”) a Belgium based SCM Strategy consulting firm for a total consideration of Rs. 141.50 crores (equivalent US$ 35.5 million) comprising of an up-front, deferred guaranteed and deferred retention payments.
ii)	Computer Associate’s 50% stake in CA-Satyam JV:

On April 21, 2008, Company announced its intention of acquiring remaining 50% equity held by CA Inc in its joint venture CA Satyam ASP Pvt. Ltd. (“CA Satyam”) for a total consideration of Rs. 5.98 crores (equivalent US$ 1.5 million) payable in two tranches.
iii)	Caterpillar’s business division:

On April 21, 2008, Company announced its intention to acquire the Market research and Customer Analytics (MR&CA) business unit from Caterpillar Inc., USA (CAT) including the related Intellectual Property which consists of software, processes and know-how. The proposed acquisition is for a consideration of Rs.239.16 crores (equivalent US$ 60 million) comprising of initial and deferred consideration.

(p)	Other Information
i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.
ii)	Computation of Net Profit in accordance with Section 349 of the Companies Act, 1956 and calculation of commission payable to Directors.

	Rs. in crores
	Year ended March 31,
	2008	2007

Profit after tax from ordinary activities	1,715.74	1,423.23
Add:
Managerial Remuneration	4.56	2.27
Director’s sitting fees	0.05	0.04
Depreciation as per Profit and Loss Account	137.94	129.89
Loss on sale of fixed assets (net) as per Profit and Loss Account	1.77	0.79
Provision for doubtful debts and advances	30.82	19.33
Wealth tax	0.22	0.17
Provision for taxation	226.12	150.00
Less:
Profit on sale of long term investments	—	—
Depreciation as per Section 350 of the Companies Act, 1956	137.94	129.89
Loss on sale of fixed assets (net) as per Section 350 of the Companies Act, 1956	1.77	0.79

Net Profit in accordance with Section 349 of the Companies Act, 1956	1,977.51	1,595.04

Commission to Chairman/Managing Director restricted to	0.35	0.35
Commission to Non-executive Directors @ 1% of Net Profit u/s 349, restricted to	0.71	0.60
ii)	Auditors’ Remuneration

	Rs. in crores
	Year ended March 31,
	2008	2007

Statutory audit	3.53	2.40
Tax audit	0.09	0.08
Other services	0.06	1.18
Reimbursement of out of pocket expenses	0.05	0.01
iii)	Earnings in foreign exchange (on receipt basis)

	Rs. in crores
	Year ended March 31,
	2008	2007

Income from software development services	6,535.43	4,728.55
iv)	C.I.F. value of imports

Rs. in crores
	Year ended March 31,
	2008	2007

Capital goods	91.57	90.80

v)	Expenditure in foreign currency (on payment basis)

	Rs. in crores
	Year ended March 31,
	2008	2007

Traveling expenses	140.13	124.19
Expenditure incurred at overseas branches	4,415.36	2,910.64
Others	81.80	60.29
(q)	The financial statements are represented in Rs. crores. Those items which were not represented in the financial statements due to rounding off to the nearest Rs. crores are given below:

Rs.in lakhs
Schedule		As at March 31,
No.	Description	2008	2007

5 (ii)	National Saving Certificates, VIII Series (Lodged as security with government authorities)	0.06	0.06
(r)	Dividends remitted in foreign currency

The Company does not make any direct remittances of dividends in foreign currency. The Company remits equivalent of the dividend payable to the holders of ADS in Indian Rupees to the depository bank, which is the registered shareholder on records for all owners of the Company’s ADS. The depository bank purchases the foreign currencies and remits dividend to the ADS holders. The Company remitted Rs. 45.61 crores during the year 2008 (2007 — Rs. 45.35 crores).
(s)	Reclassification

Figures for the corresponding previous year have been regrouped, recast and rearranged to conform to those of the current year wherever necessary.

Cash Flow Statement

Rs. in Crores
	For the	For the
	Year Ended	Year Ended
	31.03.2008	31.03.2007

A. Cash Flows from Operating Activities
Net Profit before Tax	1,941.86	1,573.23
Employee stock compensation expense	85.26	15.99
Interest income considered separately	(270.01)	(165.76)
Financial expenses	5.94	7.61
Depreciation / Amortisation	137.94	129.89
Loss on sale of Fixed Assets	1.77	0.79
Exchange differences on translation of foreign currency cash and cash equivalents	42.05	(9.23)

Operating profit before changes in Working Capital	1,944.81	1,552.52

(Increase)/Decrease in Sundry Debtors	(573.56)	(527.04)
(Increase)/Decrease in Loans and Advances	(138.44)	(78.51)
Increase/(Decrease) in Current Liabilities and Provisions	391.99	232.39

Cash generated from operations	1,624.80	1,179.36

Income Taxes Paid	(211.88)	(149.53)

Net Cash from Operating Activities	1,412.92	1,029.83

B. Cash Flows from Investing Activities
Purchase of Fixed Assets	(383.85)	(345.82)
Purchase of Long term Investments	(320.76)	(32.76)
Proceeds from sale of Fixed Assets	1.01	1.36
Proceeds from maturity of Long Term Deposits	—	1,795.50
Investment in Long Term Deposits	—	(3,308.41)
Interest income received	62.38	211.55

Net Cash used in Investing Activities	(641.22)	(1,678.58)

C. Cash Flows from Financing Activities
Proceeds from issue of share capital including application money pending allotment	42.03	301.59
Proceeds from Secured Loans	20.70	10.24
Repayment of Secured Loans	(10.82)	(9.01)
Financial expenses paid	(5.94)	(7.61)
Payment of Dividend	(273.76)	(261.11)

Net Cash (used in)/from Financing Activities	(227.79)	34.10

Rs. in Crores
	For the	For the
	Year Ended	Year Ended
	31.03.2008	31.03.2007

D. Exchange differences on translation of foreign currency cash and cash equivalents	(42.05)	9.23

Net (Decrease)/Increase in Cash and Cash equivalents during the year	501.86	(605.42)
Cash and Cash equivalents at the beginning of the year	651.41	1,256.83

Cash and Cash equivalents at the end of the year	1,153.27	651.41

Supplementary Information
Cash and Bank Balances	4,461.68	3,959.82
Less: Investment in Long Term Deposits with Scheduled Banks	3,308.41	3,308.41

Balance considered for Cash Flow Statement	1,153.27	651.41

The balance of Cash and Cash equivalents include amounts set aside for payment of dividends	6.99	6.33
Figures for the corresponding year have been regrouped, recast and rearranged to conform to those of the current year wherever necessary.

This is the Cash Flow Statement referred to in our report of even date.	for and on behalf of the Board of Directors

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director & Sr. Vice	Global Head (Corp.
	President — Finance	Governance) &
Company Secretary

Place : Secunderabad		Place: Secunderabad
Date : April 21, 2008		Date : April 21, 2008